Exhibit 99.2

CoolBrands International Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended February 28, 2006.

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 28, 2006 and August 31, 2005

(Unaudited)	February 28, 2006	August 31, 2005
(Amounts expressed in thousands of dollars)	(Unaudited)

Assets
Current assets:
Cash	$13,651	$24,062
Investments		7,500
Restricted cash	10,000	10,000
Receivables, net	38,405	51,575
Receivables – affiliates	3,146	1,919
Inventories	40,879	49,472
Franchising net assets held for sale		7,203
Income taxes recoverable	14,007	9,813
Prepaid expenses	1,210	2,347
Deferred income taxes	7,051	5,148

Total current assets	128,349	169,039

Deferred income taxes, net of valuation allowance	14,969	14,799

Property, plant and equipment	45,136	46,567

Intangible and other assets	21,597	21,204

Goodwill	43,382	43,382

	$253,433	$294,991

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$26,098	$51,518
Payables – affiliates	590	620
Accrued liabilities	35,654	29,417
Deferred income taxes	93	93
Short term borrowings	30,941	34,553
Current maturities of long-term debt	14,609	18,161

Total current liabilities	107,985	134,362

Long-term debt	8,055	8,248

Other liabilities	2,967	2,442

Deferred income taxes	6,180	6,145

Total liabilities	125,187	151,197

Minority interest	1,526	5,388

Commitments and contingencies

Shareholders’ equity:

Capital stock	97,727	97,578

Additional paid-in-capital	46,939	46,376

Accumulated other comprehensive earnings	(1,738)	(1,696)

Retained earnings	(16,208)	(3,852)

Total shareholders’ equity	126,720	138,406

	$253,433	$294,991

CoolBrands International Inc.
Consolidated Statements of Operations
for the six and three months ended February 28, 2006 and 2005

(Unaudited)
(Amounts expressed thousands of dollars, except for per share data)

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Net revenues:

Net sales	$164,129	$146,401	$77,309	$63,841

Drayage and other income	3,781	9,151	1,887	5,715

Total net revenues	167,910	155,552	79,196	69,556

Cost of goods sold	164,377	148,729	80,816	74,265
Selling, general and administrative expenses	24,791	14,545	12,063	7,417
Stock-based compensation expense	620	161	357	81
Interest expense	2,464	690	1,167	337
Asset Impairment		1,401		1,401

Loss from continuing operations before income tax and minority interest	(24,342)	(9,974)	(15,207)	(13,945)

Minority interest	3,660	1,457	1,890	815

Loss from continuing operations before income taxes	(20,682)	(8,517)	(13,317)	(13,130)

Recovery of income taxes	(8,068)	(3,745)	(5,194)	(4,756)

Loss from continuing operations	(12,614)	(4,772)	(8,123)	(8,374)

Discontinued operations:
(Loss) gain from operations of Franchising segment	(148)	1,028	(235)	297
Gain on sale of Franchising segment	406		406

Net loss	$(12,356)	$(3,744)	$(7,952)	$(8,077)

(Loss) earnings per share, basic and diluted:
Continuing operations	$(0.23)	$(0.09)	$(0.15)	$(0.15)
Discontinued operations	0.01	0.02	0.01	0.01

Net loss	$(0.22)	$(0.07)	$(0.14)	$(0.14)

Weighted average shares outstanding:

Shares used in per share calculation – basic and diluted	56,022	55,907	56,033	55,921

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity
For the six months ended February 28, 2006

(Unaudited)
(Amounts expressed in thousands of dollars)

	Capital stock	Additional paid-in-capital	Accumulated other comprehensive (losses)	Retained earnings	Total stockholder equity

Balance at August 31, 2005	$97,578	$46,376	$(1,696)	$(3,852)	$138,406

Comprehensive loss:

Net loss				(12,356)	(12,356)
Other comprehensive earnings (loss), net of income taxes:
Stock-based compensation expense		620			620
Currency translation adjustment			(42)		(42)

Total other comprehensive earnings					578

Total comprehensive loss					(11,778)
Issuance of shares for stock options exercised	149	(57)			92

Balance at February 28, 2006	$97,727	$46,939	$(1,738)	$(16,208)	$126,720

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the six and three months ended February 28, 2006 and 2005

	For the six months ended		For the three months ended
(Unaudited) (Amounts expressed thousands of dollars)	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005

Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(12,356)	$(3,744)	$(7,952)	$(8,077)
Adjustments to reconcile net earnings to net cash flows from operating activities

Depreciation and amortization	3,075	1,211	1,781	956
Stock-based compensation expense	620	161	357	81
Excess tax benefit from stock-based compensation	(245)		(141)
Asset impairment		1,401		1,401
Deferred income taxes	(2,038)	197	(745)	(183)
Minority interest	(3,660)	(1,454)	(1,770)	(812)
Allowance for doubtful accounts	445	(490)	389	(12)
Net loss from discontinued operations	148	(1,028)	235	(297)
Gain on sale on discontinued operations	(406)		(406)
Cash effect of changes
Receivables	12,967	16,629	(1,875)	17,069
Receivables - affiliates	(1,227)	561	(1,460)	(136)
Inventories	8,592	1,124	4,356	2,565
Prepaid expenses	735	(2,148)	(14)	(827)
Other assets	(549)	(74)	(238)	85
Income taxes recoverable	(14,141)		(4,728)
Accounts payable	(25,420)	(11,366)	(5,696)	(16,693)
Payables - affiliates	(30)	(660)	36	(209)
Accrued liabilities	6,189	11,027	9,626	7,221
Income taxes payable	9,947	(6,332)	(1)	(4,008)
Other liabilities	525	(247)	517	31

Cash (used in) provided by operating activities	(16,829)	4,768	(7,729)	(1,845)

Investing activities:
Purchase of property, plant, and equipment	(1,755)	(3,187)	(1,079)	(1,035)
Purchase of license agreements and other intangibles		(17)		(3)
Redemption of investments	7,500
Issuance of notes receivable	(251)		(251)
Collection of notes receivable	20	5	20	1

Cash provided by (used in) investing activities	5,514	(3,199)	(1,310)	(1,037)

Financing activities:
Proceeds from issuance of Class A and B shares	92	30		30
Proceeds from issuance of capital leases	172		172
Change in revolving line of credit, secured	(3,612)	(400)	(3,612)	(2,623)
Repayment of long-term debt	(3,917)	(1,789)	(2,240)	(964)
Excess tax benefits from stock-based compensation	245		141

Cash used in financing activities	(7,020)	(2,159)	(5,539)	(3,557)

Decrease in cash flow due to changes in foreign exchange rates	(42)	(1,084)	(49)	1,016

Cash flows from discontinued operations:
Net (loss) gain from Franchising Operations	(148)	1,028	(235)	297
Operating	81	2,565	(236)	425
Investing	8,033	(222)	8,004	(78)

Cash provided by discontinued operations	7,966	3,371	7,533	644

(Decrease) increase in cash and cash equivalents	(10,411)	1,697	(7,094)	(4,779)
Cash and short-term investments – beginning of period	24,062	36,277	20,745	42,753

Cash and cash equivalents – end of period	$13,651	$37,974	$13,651	$37,974

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2006 and 2005

(Amounts are expressed in thousands of dollars)

1.	Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company’s audited financial statements for the year ended August 31, 2005. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

Certain amounts have been reclassified in the prior financial statements to conform to the presentation used at February 28, 2006.

2.	Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.	Changes in accounting policy and restated financial statements

Adoption of U.S. GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Cnd GAAP”). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products” certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statements of Operations for the six and three months ended February 28, 2005 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $24,908 and $13,716, respectively. Our Consolidated Statements of Operations for the six and three months ended February 28, 2006 reflects a decrease in revenue and selling, general administrative expenses of $31,484 and $17,935, respectively.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Changes in accounting policy and restated financial statements (cont’d)

The following summarizes the impact of restatement for the change from Cnd to U.S. GAAP for consumer trade promotion expenditures in our Consolidated Statements of Operations:

	For the six months ended		For the three months ended

	February 28,	February 28,	February 28,	February 28,
	2006	2005	2006	2005

Total net revenues in accordance with Canadian GAAP	$199,394	$180,460	$97,131	$83,272
Less consumer and trade promotion expenses	(31,484)	(24,908)	(17,935)	(13,716)

Total net revenues in accordance with U.S. GAAP	$167,910	$155,552	$79,196	$69,556

	For the six months ended		For the three months ended

	February 28,	February 28,	February 28,	February 28,
	2006	2005	2006	2005

Total selling, general and administrative expenses in accordance with Canadian GAAP	$56,275	$39,453	$29,998	$21,133
Less consumer and trade promotion expenses	(31,484)	(24,908)	(17,935)	(13,716)

Total selling, general and administrative expenses in accordance with U.S.GAAP	$24,791	$14,545	$12,063	$7,417

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, our previously reported net loss for the three months ended February 28, 2005 would have been decreased by $3,229 when compared with the net loss that would have been reported and for the six months ended February 28, 2005 would have been decreased by $4,152 when compared with the net gain that would have been reported using our historical accounting principals. Our reported net loss for the three months ended February 28, 2006 has been increased by $1,798 and for the six months ended February 28, 2006 has been increased by $73.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Changes in accounting policy and restated financial statements (cont’d)

The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

	For the six months ended		For the three months ended

	February 28,	February 28,	February 28,	February 28,
	2006	2005	2006	2005

Net (loss) earnings in accordance with Canadian GAAP	$(12,283)	$408	$(9,750)	$(4,848)
Adjustment for new product introduction expense	(73)	(4,152)	1,798	(3,229)

Net (loss) earnings in accordance with U.S. GAAP	$(12,356)	$(3,744)	$(7,952)	$(8,077)

Stock-based compensation

On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 “Accounting for Stock Based Compensation.” This statement superseded Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows”.

The adoption of this accounting policy had no effect on the Consolidated Statement of Operations for the six and three months ended February 28, 2005.

On September 1, 2005 the Company adopted (“SFAS 123R”), Share-Based Payment, using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations. Prior to our adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Our net income for the six and three months ended February 28, 2006 includes $620 and $357, respectively, of compensation costs and $245 and $141, respectively, of income tax benefits related to stock-based compensation arrangements. Our net income for the six and three months ended February 28, 2005 included $161 and $81, respectively of compensation costs and $64 and $32, respectively of income tax benefits related to our stock-based compensation arrangements.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2006 and 2005

(Amounts are expressed in thousands of dollars)

4.	Segment information

	Frozen dessert	Yogurt	Foodservice	Dairy components	Corporate	Consolidated

For the six months ended February 28, 2006

Net Revenues	$96,353	$53,432	$8,648	$9,452	$25	$167,910

Inter-segment Revenues	15,084		8	1,136	54	16,282

Segment (loss) earnings from continuing operations before income taxes	(21,087)	1,629	(234)	1,068	(2,058)	(20,682)

For the six months ended February 28, 2005

Net Revenues	$137,930		$8,905	$8,614	$103	$155,552

Inter-segment Revenues	20,111		262	1,596	103	22,072

Segment (loss) earnings from continuing operations before income taxes	(11,697)		625	1,083	1,472	(8,517)

For the three months ended February 28, 2006

Net Revenues	$43,099	$27,582	$4,439	$4,069	$7	$79,196

Inter-segment Revenues	8,410		(50)	587	15	8,962

Segment (loss) earnings from continuing operations before income taxes	(12,761)	(2)	(4)	270	(820)	(13,317)

For the three months ended February 28, 2005

Net Revenues	$61,654		$4,294	$3,549	$59	$69,556

Inter-segment Revenue	8,317		147	999	59	9,522

Segment (loss) earnings from continuing operations before income taxes	(12,570)		239	265	(1,064)	(13,130)

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2006 and 2005

(Amounts are expressed in thousands of dollars)

5.	Capital stock

The Company had the following equity securities and stock options outstanding as of April 10, 2006:

Class A Subordinate Voting Shares	Class B Multiple Voting Shares	Stock Options

50,049	6,027	2,668

6.	Subsequent events

Effective December 31, 2005 the Company obtained an initial extension of its existing credit facilities with JP Morgan Chase Bank. Effective April 3, 2006, the maturity date of the existing facilities was extended to May 3, 2006. All other terms and conditions of the existing facilities remain the same.